HART & TRINEN, LLP

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO  80203

William T. Hart, P.C.	--------------------	Email: harttrinen@aol.com
Donald T. Trinen		Facsimile: (303) 839-5414
------------	(303) 839-0061
Will Hart

September 15, 2011

Scot Foley

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

VistaGen Therapeutics, Inc.

Preliminary Proxy Statement on Schedule 14A

File No. 000-54014

This office represents VistaGen Therapeutics, Inc. (the “Company”).  Amendment No. 1 to the Company’s Proxy Statement has been filed with the Commission.  With respect to the comment received from the staff by letter dated September 8, 2011, the following sentence has been added to the section of the Proxy Statement captioned Proposal to Amend the Company’s Articles of Incorporation.

“The Company does not have any current plans, agreements, or understandings, written or oral, with respect to the issuance of any preferred shares”.

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & TRINEN, L.L.P.

/s/ William Hart

William T. Hart

VistaGen Letter SEC Foley responses re Proxy 9-15-11